FILE NO. 70-8875

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                  CERTIFICATE OF CONSUMMATION WITH RESPECT TO
                           REVOLVING CREDIT FACILITY

                              NORTHEAST UTILITIES
                    THE CONNECTICUT LIGHT AND POWER COMPANY
                     WESTERN MASSACHUSETTS ELECTRIC COMPANY
                    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                          HOLYOKE WATER POWER COMPANY
                       NORTH ATLANTIC ENERGY CORPORATION

Pursuant to the requirements of Rule 24(a) of the Commission*s regulations under the Public Utility Holding Company Act of 1935, as amended, Northeast Utilities ("NU"), The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO"), Public Service Company of New Hampshire, Holyoke Water Power Company and North Atlantic Energy Corporation (collectively, the "Applicants") hereby report and certify as follows:

    On November 21, 1996, NU, CL&P and WMECO consummated the transactions contemplated by the application/declaration (the "Application") in File No. 70-8875, as amended, insofar as the Application related to the Revolving Credit Facility. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued in this File. Insofar as the Application related to the Applicants* short-term borrowing limits, the Applicants will file, in accordance with Rule 24 and the Commission*s order, quarterly certificates of notification describing their borrowings through the Money Pool and the issue and sale of Short-Term Notes and Commercial Paper.

November 27, 1996

                                         NORTHEAST UTILITIES
                                         THE CONNECTICUT LIGHT AND
                                             POWER COMPANY
                                         WESTERN MASSACHUSETTS ELECTRIC
                                             COMPANY
                                         PUBLIC SERVICE COMPANY OF NEW
                                             HAMPSHIRE
                                         HOLYOKE WATER POWER COMPANY
                                         NORTH ATLANTIC ENERGY CORPORATION



                                         By /s/
                                            Name:  David R. McHale
                                            Title: Assistant Treasurer




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